Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

January 10, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted December 22, 2021

CIK No. 0001883313

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we hereby respectfully submit the accompanying changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on December 22, 2021 (File No. 333-261850), relating to the registration of the Company’s common stock, par value $0.001 per share. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, the effect of the conversion of the Company from a limited liability company to a corporation, a reverse stock split, a preliminary midpoint of the price range for the Company’s common stock, the expected size of the primary and secondary components of the offering, certain information previously left blank in the Registration Statement that is derived from such midpoint and offering size (such as pro forma financial information and dilution information) and certain other related changes.

The enclosed pages also reflect the inclusion of compensation information for the fiscal year ended January 1, 2022. The only equity awards that were made by the Company during that fiscal year were the following (prices and amounts adjusted for the Corporate Conversion and the 0.7232-for-1 reverse stock split):

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options granted on February 5, 2021 to purchase an aggregate of 650,924 shares at a price per share of $6.57, which was equal to the price per share that was eventually paid by the Ares Funds in the Ares Share Purchase Transaction in April 2021, in which the Ares Funds purchased the remaining units in the Company held by Crescent (as described on page ii of the Registration Statement); and

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options granted on January 20, 2021 (prior to the Company being informed of the proposed terms of the Ares Share Purchase Transaction and prior to any agreement being entered into with respect to the Ares Share Purchase Transaction) to purchase an aggregate of 361,617 shares at a price per share of $3.12, which was equal to the price per share paid by the Ares Funds in June 2020 when they made a $45 million additional equity investment in the Company (as described on page 104 of the Registration Statement).

The Company’s independent registered public accounting firm has not completed an audit of the accompanying changes to the annual consolidated financial statements or a review of the accompanying changes to the interim condensed consolidated financial statements, which are expected to be completed upon the filing of Amendment No. 1 to Form S-1.

In addition, the Company has asked us to convey the following as its response to the Staff of the Commission (the “Staff”) to the comments it received from the Staff of the Commission in a letter, dated January 6, 2022:

Recent Developments, page 17

1.

Please revise your registration statement to provide context for the preliminary operating income and net income, including qualitative and quantitative disclosure, by providing estimates for other financial statement line items during the same period, such as operating expenses and material other expenses, that would balance your disclosure. As a related matter, please expand your narrative disclosure to provide additional context for the preliminary financial information and metrics. Your discussion should address whether or not trends evidenced in the preliminary financial results are consistent with the trends discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response to Comment 1

The Company respectfully advises the Staff that the Company believes that disclosure of the Company’s estimated net sales, net (loss) income, and Adjusted EBITDA, in addition to Adjusted net income (loss) margin and Adjusted EBITDA Margin will provide potential investors a preliminary understanding of the Company’s financial performance for the quarter and year ended January 1, 2022. The Company is currently unable to provide a range for certain other financial statement line items for the same period, such as cost of merchandise sold, exclusive of depreciation and amortization, salaries, wages, and benefits and selling, general, and administrative expenses, due to the additional time required to close the Company’s accounts and properly allocate and review operating expenses for appropriate classification. Nevertheless, the Company has included an estimate of the net income (loss) margin for the same period on page 18 of the Registration Statement as reflected in the changed pages attached hereto. The Company intends to supplement its net sales, net (loss) income, Adjusted EBITDA, net income (loss) margin and Adjusted EBITDA margin disclosures with qualitative and quantitative (where possible) discussion around variation in key operating expenses and non-operating expenses within its narrative disclosure. The Company also intends to include discussion around key trends and drivers of the Company’s operating results during the quarter and year ended January 1, 2022 within the narrative disclosure, including the consistency with trends discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Preliminary Estimated Unaudited Financial Results ..., page 17

2.	Please present with equal or greater prominence the comparable GAAP margin to “Adjusted EBITDA margin.”

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 18 of the Registration Statement as reflected in the changed pages attached hereto.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3052 or David Curtiss at (212) 373-3146.

Sincerely,

/s/ Lawrence G. Wee
Lawrence G. Wee

cc:	Mark Walsh
Savers Value Village, Inc.

Scott Estes
Savers Value Village, Inc.

David A. Curtiss, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe, Esq.
Latham & Watkins LLP

Gregory P. Rodgers, Esq.
Latham & Watkins LLP

Brittany D. Ruiz, Esq.
Latham & Watkins LLP

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